
TRANSMISSÃO PAULISTA


03024808

03 JUL 25 7:21

Data **São Paulo, july 17, 2003** Ref. ***CT/F/02454/2003***

SUPPL

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Gentleman/Madam:

The Board of Directors of this Company, in the meeting held on 07/14/2003, approved the election of Mr. Alexandre Ribeiro Motta to fill a vacancy in the referred to Board of Directors. We are enclosing a copy of the abstract of these Minutes. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,



Sergio Pinfildi
Executive Advisor to the Financial Directorate and
Relations with Investors



Copy to: Glorinete Laurentino
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 89TH MEETING OF THE BOARD OF DIRECTORS

On July 14, 2003, at 11:a.m. duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 – 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista. In compliance with the legal formalities..., the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, opened the meeting, justifying the absence of the Councilmembers Carlos Pedro Jens, Claudia Maria Costin, Fernando José Tenório Acosta and Luiz de Freitas Bueno. Following, the Chairman of the Board of Directors read the document whose wording is as follows: *"DECISION OF THE PRESIDENCY OF THE BOARD OF DIRECTORS. Mr. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, using the attributions and before the privileges he is granted "ex-vi" of the Company´s Bylaws, appoints, "ad referendum" of the General Shareholders' Meeting, Mr. Alexandre Ribeiro Motta, Brazilian, married, economist, Identity Card (RG) No. M-7,384,094 (SSP/SP), Taxpayer Card (CPF) No. 007,643,197-52, resident and domiciled at Rua Ernesto Portante, 300 - apt. 73, Piracicaba/SP, to hold the office of Administration Councilmember, substituting Mrs. Giulia da Cunha Fernandes Puttomatti, performing the job for the remaining term of office of the substituted one, being maintained the remuneration established by CODEC – Conselho de Defesa dos Capitais do Estado (State Capital Defense Council). São Paulo, July 14, 2003. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors".* Continuing, the Councilmember Alexandre Ribeiro Motta signed the Term of Inauguration and started performing his duties, with the welcome wish of the Chairman of the Board of Directors to the new Councilmember. ....


TRANSMISSÃO
PAULISTA

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce, Chairman, Ruy Martins Altenfelder Silva, Alexandre Magalhães da Silveira, Alexandre Ribeiro Motta, Eduardo Refinetti Guardia, Fernando Carvalho Braga, Fernando Maida Dall'Acqua, Lucia Maria Dal Medico, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, July 14, 2003

Mauro Guilherme Jardim Arce
Chairman of the Board
of Directors

Ligia Ourives da Cruz Ferreira
Executive Secretary of the Board
of Directors